FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update –Presentation by José Antonio Álvarez, Group Chief Executive Officer

Item 1

Helping people and businesses prosper José Antonio Álvarez Group Chief Executive Officer

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents Key takeaways 4 Uniquely positioned in the new environment 1 Focus on delivering the best execution 2 Main opportunities to strengthen growth in our franchises 3

3 Uniquely positioned in the new environment 1

4 Our 3 differentiators offer profitable growth opportunities… 131MM customers. Top player in 10 markets with ~1Bn people Critical mass Predictability and growth in earnings = less capital or capital at a lower cost Geographic diversification Scalable digital transformation Working as a Group within our subsidiary model creates synergies and operational excellence

5 Depth Breadth Large market share high RoTEs Well diversified low earnings volatility = = Sustainable & high growth = Emerging Markets presence Growth portfolio …while creating shareholder value relative to peers

6 7% 13% 7% - 5% 14% 8% 28% 17% 13% 11% 16% 11% 14% 18% 11% 32% 20% 4% 17% Market Position Loans market share RoTE avg. sector (1H’17) RoTE (1H'17) Depth: Large market share leads to high( - er ) profitability 19% #1 10% #3 13% #3 19% #1 (1) Spain & Portugal includes Popular , UK: Mortgages (excluding Social Housing), consumer credit and commercial loans ( ex - Financial Institutions ), SBNA in the states where the bank operates and SCF in new car loans, including PSA operation & not considering brand’s fin anc ial captive (2) Only private banks for Portugal, Brazil and Argentina (3) Spain public perimeter. SCUSA’s RoTE : 15%, SBNA’s RoTE : 3% (4) Peers average (UK Statutory). Source: Companies reports, analyst’s reports and B loomberg 3% - 10% #5 17% #1 8% #3 11% #1 2 10% #1 1 3 4 Top 3 = higher profitability Leading position in our markets

7 Breadth: Our geographic diversification = low earnings volatility (1) Top 5 according to volume of assets in the world’s 50 largest economies according to IMF (2) Peers include: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sp , JP Morgan, Lloyds, Société Générale , UBS, UniCredit , Bank of America, Wells Fargo, Barclays, Standard Chartered and ING . Source: Company data and Bloomberg -200 -100 0 100 200 300 …increases earnings predictability vs. peers Profit growth (%; 2006 banking profit = 100 base) Only 5 banks have reported yearly profits since 2006 Well balanced diversification… 2 2006 2016 Revenues split per country 0% 20% 40% 60% 80% 100% 8 0 1 7 2 2 4 1 1 3 1 1 1 1 1 1 1 # countries where bank is Top 5 1

8 0 50 100 150 200 250 Global financial crisis 13 5 13 17 5 3 26 7 6 4 1 52% 48% Developed Markets Emerging Markets Developed Markets Emerging Markets Higher and sustainable earnings growth in Emerging Markets Growth portfolio: Our presence in Emerging Markets = sustainable & high growth Santander 1H’17 earnings (%) 2008 2017E Santander earnings (Constant euros; 2008 =100 base) W ell balanced earnings across markets Sustained earnings growth in Emerging Markets 1 (1) Over operating areas excluding Real State Activity in Spain, Corporate Centre and Banco Popular

9 Europe recovers steadily and US remains solid Interest rates and credit demand slowly improving Developed Markets: Cyclical macro acceleration Robust growth cycle Better asset quality and strong credit demand Solid global economic growth with gradual interest rate increases: best macro scenario Positive GDP growth in our markets Higher interest rates accelerate NII growth Improving credit quality Increasing investment into Latam 1 2 3 4 Current macro outlook "ticks the right boxes" for Santander Emerging Markets: Structural growth remains intact

10 +100bps in Europe and US generates ~ € 1.4Bn additional annual revenues 1Y 4Y 8Y 12Y 20Y -1.0 - 1.0 2.0 3.0 EURO SWAPS CURVE US Dollar Swaps GBP UK Sovereign Curve 30Y 1 Positive GDP growth in our markets 2 Higher interest rates accelerate NII growth 2018E 2.8% 1.9% 1.4% 2.3% 1.7% 3.5% 2.4% 2.1% 3.0% 3.5% 3.2% 2.6% 1.6% 2.0% 1.9% 3.8% 0.7% 2.1% 2.2% 3.0% 2017E Emerging Markets Sources: IMF, INE, HMT, Banco Central do Brasil , consensus projections and Santander Research Our markets: Solid economic growth & gradual interest rates increase GDP (YoY) Developed Markets (%)

11 ~ $170Bn FDI into Latam Brazil is the #4 host economy in the world in terms of FDI inflows 2009 2016 7% 10% 3 Improving credit quality 4 Increasing investment into Latam 47% 20% 6% 8 % Credit outlook remains robust, inflows into Latam continue to be strong Latam share of total Foreign Direct Investment (FDI) 1H'17 1H'16 5.0% 7.7% 1.2% 2.6% 2.6% 4.7% 5.4% 2.6% 5.0% 2.2% 6.1% 10.5% 1.5% 2.2% 3.0% 5.8% 6.1% 3.0% 5.3% 1.4 % Santander NPL ratio Source: Economic Commission for Latin America and the Caribbean (ECLAC) Emerging Markets Developed Markets (1) Group criteria 1

12 Interest rates 0 - 2% 3 - 9% Inflation ~2% 2 - 5% Nominal GDP growth 2 - 3% 6 - 8% Middle class growth 0% +73% Growing population 0 - 1% +2% Banking penetration ~95% ~40% Return on Equity ~10% >15% Debt/ GDP ~200% <100% Credit growth Single digit Double digit RoRWA ~1.5% >3% Source: Eurostat, U.S. Census, Cepal , The Economist Intelligence Unit and IMF (1) Period considered: From 2017 to 2025 Developed Markets Macro Emerging Markets Banking Different trajectories… different market opportunities Priorities: Increase profitability/ RoRWA Priorities: Growth acceleration and sustainable high profitability 1 1 1

13 Focus on delivering the best execution 2

14 • More loyal & digital customers • Best customer experience • Focus on profitable segments REVENUES COSTS CAPITAL DIGITALISATION Market share gains • Operational excellence • Reducing the cost of credit risk across the cycle • Efficiency improvement • Improving customer experience • Capital accumulation • RoRWA /ROTE improvement An enabler to improve revenues and costs Increasing capacity to grow faster and improve dividends Commercial transformation to increase revenue growth Reduce the “twin” costs of doing banking Four strategic levers to continue improving profitability Higher fees +

15 …and more satisfied customers 6 of our 10 markets are top 3 in customers experience …more digital… Digital customers (MM) More loyal … Loyal customers (MM) Progressing on our commercial transformation… REVENUES 2014 2015 2016 1H'17 14.1 16.6 20.9 23.0 2014 2015 2016 1H'17 12.6 13.8 15.2 16.3 (1) GCT Global Competitor Tracker, 1H ' 2017 . Otherwise, in the U.K, Top 5 as per FRS, 1H'2017 1

16 Consumer finance SMEs & Corporates Private Banking & AM 20% Group’s profit RoRWA >2% 21% Group’s profit RoRWA ~2% 6% Group’s profit RoRWA >6% Reinforce investment for a greater exposure on our portfolio Consolidating our leading position in auto loans/ personal finance Increasing investment in SME to improve our value proposition 5 th Top 3 1 st 1 st 2 nd REVENUES 1 st …while strengthening segments with high RoRWA Note: Data as of 1H’17

17 + 97 payrolls REVENUES The outcome is profitable share gains & revenue acceleration… 19% 8% 10% 17% 19% 9% 11% 14% 3% 10% Note: Growth rates in constant euros (1) Spain and Portugal including Popular, UK: Mortgages (excluding Social Housing), consumer credit and commercial loans (excluding Financial Institutions ) and SBNA in the states where the bank operates (2) MSI and internal estimates for n ew car loans (3) NII + Fees 2015 2016 1H'17/1H'16 +4% +8% +11 % Fee growth acceleration Customer revenues improvement +9% +4% +7% 2015 2016 1H'17/1H'16 +7% +4% +8% Organic mkt share change since 2015 (bps) Market share gains in most of our markets - 39 +11 +46  +22 Business market share (1H’17) (Loans + Deposits) +60 +67 +58 3  +97 1 2

18 16% 15% 10% 10% 8% 6% 6% 6% 6% 5% 3% 3% 3% 0% - 1% - 1% - 4% 12% 6% 5% 5% 5% 5% 3% 2% 2% 2% 2% 1% 1% 0% Leaders in fees growth… …and customer revenues growth - 11% - 9% - 3% REVENUES …allowing us to outperform peers in fees and revenues growth Fees (Change 1H’17 vs. 1H’16) Customer revenues (Change 1H’17 vs. 1H’16) 1 Note: Peers include : Wells Fargo, JP Morgan, Bank of America, UBS, BBVA, ING, BNP, HSBC, Unicredit , Lloyds, Citi, Intesa, Société Générale , Standard Chartered, Deutsche Bank, Barclays. Source: Company data and Bloomberg (1) NII + Fees

19 COSTS Top customer experience 1H’17 Top 3 in 6 countries 4 th 2 nd 5 th 2 nd 3 rd 10 th 1 st 3 rd 2 nd C/I 1H’17 46% 55% 35% 49% 49% 41% 43% 56% 39% 45% 45% <50% C/I in most of our geographies vs. 1H’16 Operational excellence: Consistent improvement in customer experience and cost control 86% 78% 75% 71% 70% 68% 67% 63% 63% 62% 59% 59% 58% 55% 50% 49% 46% Leaders in efficiency C/I 1H’17 - 18pp better than peer avg. Note: Peers include : Wells Fargo, JP Morgan, Bank of America, UBS, BBVA, ING, BNP, HSBC, Unicredit , Lloyds, Citi, Intesa, Société Générale , Standard Chartered, Deutsche Bank, Barclays. Source: Company data and Bloomberg

20 DIGITALISATION Lower cost per transaction : 10 % of traditional systems Lower processing cost Higher sales Tailor made offerings Digitalisation as a means to… Market share gains Better customer experience (1) Versus December 2016 (2) July ‘17 (YoY) Our digital transformation - examples Santander Financiamentos Disruptive change on the auto - loans digital platform +62% 27% (+4pp ) +97% • Credit Simulations / month • New production Mkt Share • Profit before taxes • Cloud migration > 30% savings in IT infrastructure costs Group 1 2 2

21 On track to meet our capital target by 2018 (1) Pro - forma, including Jan ’15 capital increase (2) Constant euros, NII + Fees (3) Group excluding Popular CAPITAL Accumulate capital Pay dividends Fund Business growth ~ 1/3 ~ 1/3 ~ 1/3 Top tier profitability allows us to: +9% Cash dividend share (2017E over 2016) +8% Customer revenues ( 1H’17 vs. 1H’16 ) +40bps per year 10.72% FL CET1 1H'17 Room for higher dividends … …and faster growth Increased capacity to grow faster and improve dividends 1 1.27% 11.0% Committed to accumulate organically 10bps CET1 per quarter 2014 2015 2016 1H'17 9.65% 10.05 10.55 10.72 RoTE RoRWA 1.47% 11.7% FL CET1 (%) 2018E >11% 9.65% 10.05% 10.55% 10.72% 2 3 3

22 (1) % change (constant euros ) (2) Total dividends charged to 2017 earnings are subject to the Board and AGM approval (3) Grupo ex - Popular (4) Underlying 2017 1H'17 2016 Loyal customers (MM) 17 16.3 15.2 13.8 Digital customers (MM) 25 23.0 20.9 16.6 Fee income Increase 11% 8.1% 4.3% Cost of credit risk Improve 1.19% 1.18% 1.25% Cost - to - income Broadly stable 46.3% 48.1% 47.6% EPS ( € ) Increase 0.24 0.41 0.40 DPS ( € ) Increase 0.22 0.21 0.20 FL CET1 +40bps Organic per year 10.72% 10.55% 10.05% RoTE Increase 11.7% 11.1% 11.0% We are delivering ahead of plan on our commitments 1 2015 2 4 3

23 (1) Except for the US - approaching peers We improve our RoTE target for 2018 and reiterate all other targets • Cost - to - income ratio 45 - 47% • 2015 - 18 average cost of credit risk 1.2% • FL CET1 >11% • Increasing EPS, reaching double digit EPS growth by 2018 • 30 - 40% cash dividend pay - out : Yearly DPS increase • RoTE: >11.5% People Customers Shareholders Communities • Top 3 bank to work for in the majority of our geographies • 17MM retail loyal customers • 1.6MM loyal SMEs and Corporates • Customer loans growth above peers • All geographies top 3 in customer service 1 • 30MM digital c ustomers (2x) • ~ 10 % CAGR of fee income 2015 - 18 • People supported in our communities: 5MM 2016 - 18 • ~ 130k scholarships 2016 - 18 To be the best retail and commercial bank, earning the lasting loyalty of our…

24 Main opportunities to strengthen growth in our franchises 3

25 Main opportunities to strengthen growth in our franchises Popular , positive delivery on a transformational deal We have built a great and improving bank 2 Efficiently relaunching our commercial banking while improving the risk - return - p rofile of SCUSA 3 SCF : Consolidate our leadership while i ncreasing penetration in personal loans via digital transformation UK: Well positioned as the only full - service scale challenger 6 Argentina : Great potential to grow & consolidate market leadership Poland: Most profitable bank in the country with double digit earnings growth 4 5 7 8 9 10 11 1 Mexico : High potential growth in a stable and largely untapped market Chile : Leaders in a stable growth and profitable market GCB : Expanding international / trade business & collaboration revenues Wealth Management: Strengthen our Asset Mgt. & Private Banking Unit

26 Spain & Portugal: Popular, positive delivery on a transformational deal Main priorities ahead • Preserve Popular's leadership in SME • E arn Popular’s customers loyalty Improving core KPIs RoTE 10% 19% ~ 13% ~ 20% 2020E 2016 w/synergies (1) 11% over RWA and in Spain using public perimeter (2) Local criteria excluding amortisations otherwise 49% C/I 59% 43% 50% 38% 1 • Reiterate all our committed targets • A chieve cost synergies ( € 500MM) ahead of plan 1 • Reducing NPAs to non - material levels 2

27 1H'14 1H'15 1H'16 1H'17 Efficiency 1H'14 1H'15 1H'16 1H'17 49.4 44.2 43.5 45.0 41.7 39.3 1H'14 1H'15 1H'16 1H'17 15.7% 16.0% 19.5% Peer 1 Peer 2 Peer 1 Peer 2 NPL Peer 2 Peer 1 2.9% 3.9% 4.9% 3.5% 3.7% 4.1% Brazil: We have built a great and improving bank 2 Business market share Close the gap vs. best - in - class avg. RoE delivers BRL1.5Bn additional earnings • Strengthen our customer centric retail approach , with sustainable and recurring revenue growth • Focus on: x Retail and specialised consumer businesses x Continue to reinforce Corporate and GCB x Potential synergies across the entire bank 7.8% 8.6% 1H'14 1H'15 1H'16 1H'17 RoE + 8 0 bps 11.1% 16.3% 19.4% 1 Note: Peers: Itau and Bradesco. Data refers to BR GAAP (1) Banking Excluding insurance (2) Loans and Deposits (3) Estimated 2 3

28 US: Efficiently relaunching our commercial banking and improving the risk - return - profile of SCUSA 3 At scale auto finance company • +15,000 dealer network relationships Regional bank presence in attractive US geography • 670 branches in Northeast region Leading private banking in Latam • Top 5 player in Latam Once regulatory issues are addressed: • Focus on growing our commercial business … while optimizing our costs base …and improving profitability to peers average • Grow our GCB business based on Group connectivity • Operating across Europe, US, and Latam Globally connected Corporate & Commercial business Key strengths of our franchise (1) Adjusted to 11% CET1, 1H’17. Group criteria Our commitment is to close the gap versus peers’ profitability 4% 13% SAN US Peers ( RoTE ) 1

29 Argentina: Great potential to grow & consolidate market leadership Poland: Most profitable bank in the country with double digit earnings growth 4 5 • Economy normalisation means high potential growth for the country… …and a large re - bancarisation of Argentina • Leader private bank after Citi acquisition • Targeting market share gains and strong profit growth in the next 2 - 5 years • Largest private bank • Fast digitalisation sustains market share gains (+ 22 bps loans market share since 2015 ) • Solid volumes and customer loyalty growth … … while operational transformation keep cost under control RoTE : 32% RoTE : 11% 1 (1) Source World Bank Note: Data as of 1H’17 ~49% 14 % Credit / GDP

30 6 SCF: Consolidate our leadership while increasing penetration in personal loans via digital transformation Car finance Consumer Finance • Support partners: Original Equipment Manufactures & dealers • Enhancing agreements through value added • Participate in new market opportunities • Value proposition to increase retailer capillarity and customer experience • Build capillarity in medium merchant network • Enhance Big Retailer agreements with online offering RoTE : 17% Note: Data as of 1H’17 • Strong focus on loans to UK corporate and SME • Best - in - class efficiency : Negative cost growth in real terms for next 3 years • Growing our GCB , Corporate, SME and business banking franchises • Improving customer experience to increase revenues UK: Well positioned as the only full - service scale challenger 7 RoTE : 11%

31 Mexico: High growth potential in a stable and largely untapped market 8 • Consolidating our strengths on: SME, middle market, GCB and mortgages • Increasing market share in retail segments by leveraging our leading position in corporates, and executing initiatives to attract customers and promote loyalty • Focusing on fee business growth • Operational transformation focused on customer experience • Expanding our product offering into complementary markets • Consolidating our leadership in market share and profit levels • Commercial transformation via the new branch network model and digital banking • Increasing revenues : Insurance, investment, credit - cards and mutual funds • Market share gains with focus in AM, Corporates/SMEs and deposits • Efficiency plans to growth costs in line/below inflation Chile: Leaders in a stable growth and profitable market 9 RoTE : 20% RoTE : 18% Note: Data as of 1H’17

10 GCB: Expanding international / trade business & collaboration revenues

GCB

Focus on trade corridors



RoRWA: ~2%

- **The best Latam franchise** (# 1 in DCM, PF, ECM, ECA)
- **Outperforming our competitors** (a corporate bank vs institutional banks)

Focus on..

- **Increasing international / connectivity revenues**
- Accelerating growth in **collaboration revenue** between R&CB, PB, AM
- Evolving towards a **capital-light business** via disciplined rotation of the balance sheet
- **Developing product capabilities** to capture the full potential of connectivity

11 Wealth Management: Strengthen our Asset Mgt. & Private Banking Unit

WM

Attractive returns on capital

RoRWA: 6%

AM & Private Banking underrepresented (6% of Group´s profit):

- Attractive returns on capital
- An advisory-driven model for all countries
- Maximize collaboration with R&CB, GCB and BPI

Strengthening and growing our wealth business:

- Either **leaders or well positioned** to become leaders in our markets
- **Regain full control** of our asset management business

Note: Data as of 1H'17

Santander 32 GROUP STRATEGY UPDATE

33 Key takeaways 4

34 • Our 3 differentiators offer profitable growth and earnings stability : C ritical mass in Developed and Emerging markets, geographic diversification and scalable digital transformation • The macro outlook "ticks the right boxes" for Santander : 1. Developed Markets: Cyclical macro acceleration and progressive rate hikes 2. Emerging Markets: Robust growth cycle • Focused on delivering the best execution : P rogressing on our commercial transformation to outperform our peers in revenue growth and efficiency improvement • Clear roadmap to strengthen the growth of our franchises and capture customer and shareholder value • We are delivering ahead of plan , and reiterate our commitments for 2018 with an improved RoTE target (>11.5%)

35 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer